7 Days Group Holdings Limited

Establishes Special Committee to Evaluate Going Private Proposal

GUANGZHOU, China - Oct. 8, 2012 - 7 Days Group Holdings Limited (NYSE: SVN; "7 Days Group" or the "Company"), a leading economy hotel chain based in China, announced today that it has established a special committee of its board of directors (the "Special Committee") to consider the proposal letter, dated September 26, 2012, from a consortium of investors comprised of the Company's co-founders and co-chairmen of its board of directors, Mr. Boquan He and Mr. Nanyan Zheng, and their respective affiliates, Sequoia Capital China and affiliates of the Carlyle Group (collectively, the "Consortium Members"), to acquire all of the outstanding shares of the Company not currently owned by the Consortium Members in a going private transaction.

The Special Committee is composed of the following independent directors of the Company: Mr. Tan Wee Seng and Mr. Bin Dai. The Special Committee will retain a financial advisor and legal counsel to assist it in its work. The Board of Directors cautions the Company's shareholders that no decisions have been made by the Special Committee with respect to the Company's response to the proposal and there can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

ABOUT 7 DAYS GROUP

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning "7 Days Inn" brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests' needs.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS:

This press release contains forward-looking statements, including statements regarding the quarterly earnings forecast, anticipated performance, general business outlook and projected results of operations. These statements are made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended. 7 Days Group has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. 7 Days Group may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission (the "SEC"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on 7 Days Group's financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements are subject to various risks and uncertainties, including but not limited to regulatory developments, deteriorating economic conditions and unavailability of real estate financing, which could cause actual results to differ materially from expectations. The factors that could affect 7 Days Group's future financial results are discussed more fully in 7 Days Group's filings with the SEC. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and 7 Days Group does not undertake any obligation to update any such information, except as required under applicable law.